

December 1, 2011

Via E-mail
Mr. Darren R. Wells
Executive Vice President and Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, OH 44316

> **Re: The Goodyear Tire & Rubber Company**
> **Form 10-K**
> **Filed February 10, 2011**
> **Form 10-Q**
> **Filed October 28, 2011**
> **File No. 1-1927**

Dear Mr. Wells:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

19. Commitments and Contingent Liabilities, page 112

1. We note your discussion of warranties on page 115. In future filings please provide the required disclosures set forth in ASC 460-10-50-8c.

21. Consolidating Financial Information, page 116

2. Please clarify for us why intercompany cash advances and loans are classified as operating activities instead of as financing activities. In this regard we note the guidance in ASC 230-10-45 and ASC 830-230-55-2.

Form 10-Q for the period ended September 30, 2011

Management's Discussion and Analysis, page 33

3. You disclose on page 35 that interest expense of $86 million in the third quarter of 2011 decreased from $90 million in the third quarter of 2010. On page 37, we note interest expense of $241 million is the same for the first nine months of 2011 and 2010. There is a concern that readers may not understand why your interest expense remained flat whereas your debt was apparently higher relative to the prior period. Further, it is not apparent in Note 8 that there was a material decrease in corresponding interest rates. In future filings, please explain your interest expense variances within the context of your weighted average debt outstanding and your applicable weighted average interest rates. See Section 501.04 of the Financial Reporting Codification.

Liquidity and Capital Resources, page 43

4. We note your disclosure on page 44 that there are factors which may adversely impact your ability to transfer funds between subsidiaries. You have disclosed that approximately 12% of your consolidated cash balance is subject to Venezuelan restrictions. In future filings, please quantify the cash held in other jurisdictions where there are factors which may adversely impact your ability to transfer funds between subsidiaries. See the analogous guidance in Section 501.09.b of the Financial Reporting Codification.

Operating Activities, page 45

5. We note that your inventory build-up has had a material adverse impact on reported 2011 operating cash flows. The disclosure on page 34 implies that fourth quarter unit sales will likely be flat or grow by 1% due to weakening industry conditions. Consequently, investors may not fully understand why your September 30, 2011 inventory balance increased 35% relative to September 30, 2010, whereas the increase in third quarter cost of goods sold was 21%. It would appear that the increase in raw materials prices accounts for only a portion of the inventory variance. In future filings, please explain any material disparities between your inventory and your sales or cost of goods sold account variances so that investors can better understand the factors that materially impact your operating cash flows. For example, if the inventory increase is partially attributable to any commodity risk hedging strategies, then that factor should be fully explained. See Section 510.14 of the Financial Reporting Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief